Mail Stop 3561

August 10, 2006

Richard G. Honan
Chairman
AT&S Holdings, Inc.
3505 Manchester Trafficway
Kansas City, Missouri 64129

> **Re:**   **AT&S Holdings, Inc.**
> **Post-Effective Amendment No. 2 on Form SB-2**
> **Filed July 26, 2006**
> **File No. 333-124440**

Dear Mr. Honan:

We have reviewed your responses to the comments in our letter dated June 29, 2006 and have the following additional comment.

<u>Risk Factors, page 5</u>

1. Please remove the phrase "and elsewhere in this Prospectus" in the first sentence. If you know of other material risks, discuss them here.

2. Pursuant to your disclosure on page 19, please include a risk factor to discuss the limits on your ability to raise funds, expand operations, and capitalize on acquisition opportunities due to your S Corporation status.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operation, page 10</u>

3. We note your response to prior comment 12 and reissue in part.  Given that the revenue you receive from Satellite Specialized Transportation is derived largely from short term disaster relief efforts, discuss here and throughout any anticipated impact to your financial condition or operating results going forward.

Liquidity and Capital Resources, page 15

4. With respect to the last sentence of your discussion of financing activities, please revise to disclose that $246,690 and $133,440 in the first three months of 2006 and 2005, respectively, was used to pay down principal of long-term senior and subordinated debt. Also, in the penultimate sentence, indicate that your disclosure regarding the $41,000 of proceeds relates to the three month period ended March 31, 2006.

S Corporation Status and Pro Forma Condensed Consolidated Statements of Earnings, page 18

5. We note the changes you made in response to prior comment 14. However, based on the number of shares for the applicable periods, it appears the pro forma earnings per share amounts should be $0.19 and $0.05 for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively. Please revise or advise.

Our Markets and Competition, page 25

6. We note your response to prior comment 26, but while your response indicates that you revised the final paragraph of this section, the disclosure remains unchanged. Thus we reissue our prior comment and suggest omitting all but the first sentence of the final paragraph of this section.

**Financial Statements**

Independent Auditors' Report

7. We note the changes you made in response to prior comment 34; however, please revise the opinion paragraph to delete the reference to the balance sheet at December 31, 2004, as the financial statements do not include an audited balance sheet as of December 31, 2004. The opinion paragraph should continue to make reference to the years ended December 31, 2005 and 2004 with respect to the results of operations and cash flows.

Age of Financial Statements

8. Please consider the financial statement updating requirements set forth in Item 310(g) of Regulation S-B.

Accountants' Consent

9.  Amendments should contain currently dated accountants' consents.  Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

FORM 10-KSB (Fiscal Year Ended December 31, 2005)
and
FORM 10-QSB (Quarter Ended March 31, 2006)

10. We note your responses to prior comments 45 through 47, which indicate that your filings will be amended to reflect the requested revisions.  Please amend the filings prior to effectiveness of your Registration Statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Please contact John Stickel at (202) 551-3324 or Max Webb at (202) 551-3750 with any questions.

Regards,

Max A. Webb
Assistant Director

cc:    Via Facsimile (913) 451-6205
       William M. Schutte
       Polsinelli Shalton Welte Suelthaus PC
       6201 College Blvd., Suite 500
       Overland Park, Kansas 66211